                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                       Commission File Numbers: 000-26319

(Check One)       [ ]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K
                  [X]Form 10-Q and Form 10-QSB [ ] Form N-SAR

                        For Period Ended: March 31, 2001

                       [ ] Transition Report on From 10-K
                       [ ] Transition Report on From 20-F
                       [ ] Transition Report on From 11-K
                       [ ] Transition Report on From 10-Q
                       [ ] Transition Report on From N-SAR

              For the Transition Period Ended: ___________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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              NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
          THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

                                 BINGO.COM, INC.
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                             Full Name of Registrant


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                            Former Name if Applicable


                         4223 Glencoe Avenue, Suite C200
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            Address of Principal Executive Office (Street and Number)


                        Marina Del Rey, California 90292
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                            City, State and Zip Code

                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant was unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2001 within the prescribed time period for the following reason: The Registrant has been engaged in due diligence reviews in connection with a financing arrangement and has been unable to compile all pertinent information to complete the quarterly filing nor complete providing the Registrant's accountant with all of the accounting information necessary to complete the quarterly report.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

     Shane Murphy                        (310)                   301-4171
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(Name)                                (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

[ ]  Yes                  [X]  No

The Company's Annual Report on Form 10-K for the period ended December 31, 2000 remains outstanding and is expected to be filed within 5 days.

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]  Yes                  [ X ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.


BINGO.COM, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    May 15 2001                              By: /s/  Shane Murphy
                                                      -----------------
                                                      Shane Murphy
                                                      President

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION


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        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240/12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must have been completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.